Filed by Fidelity National Information Services, Inc.

Commission File No. 001-16427

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed under Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Company: Worldpay, Inc.

Commission File No. 001-35462

FIS Published by Oktopost (?) • Just now Q • •• “We couldn’t be more excited to continue our growth story- and have the ability- to create significant opportunities for our clients,” says Gary- Norcross, chairman, president and CEO. “We will be uniquely positioned to offer them a broader range of payment solutions through a more comprehensive suite of products and services.” https://okt.to/k8SngZ FIS and Worldpay to Combine Accelerating the Future of Finance and Commerce Together